DLA Piper US LLP
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
www.dlapiper.com
Michael Hutchings
michael.hutchings@dlapiper.com
T 206.839.4824
F 206.494.1789

October 3, 2006

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Saflink Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed October 3, 2006
File No. 333-135626

Form 10-Q for the three months ended June 30, 2006
Preliminary Proxy Statement on Schedule 14A
Filed August 22, 2006
File	No. 0-20270

Dear Ms. Jacobs:

We are writing on behalf of our client, Saflink Corporation, in response to the Commission Staff’s comment letter, dated September 28, 2006, with respect to Saflink’s registration statement on Form S-3 filed with the Commission on August 14, 2006. Saflink is filing concurrently herewith via EDGAR Amendment No. 2 to the Form S-3. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is Saflink’s response to the Staff’s comment.

Form S-3/A

1.	We note your latest auditor’s consent is dated August 10 and your legal opinion is dated August 14, 2006. Please amend your registration statement to update your consent and legal opinion. You should also update the information in the prospectus as of the most recent practicable date.

In response to the Staff’s comment, Saflink will update the information in the prospectus as of October 3, 2006. The information Saflink updates include the auditor’s consent and legal opinion.

Form 10-Q for the three months ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 22

2.	As noted in our September 15, 2006 telephone conversation with Michael Hutchings and Susan Min of DLA Piper, we had no further comments on your preliminary proxy statement but continued to believe that revisions to your Form 10-Q in response to prior comment 2 from our letter dated September 5, 2006 were required. Your current disclosure in the Form 10-Q states that you have sufficient funds to continue operations at current levels through December 31, 2006. Expand your disclosure in an amendment to the Form 10-Q to state the

Ms. Barbara C. Jacobs

October 3, 2006

Page Two

current rate at which you are using capital in operations. To the extent you do not have sufficient capital to fund your planned operations for a period of no less than twelve-months, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date. As previously noted, your disclosure should also address the impact to your financial position over the term of the debenture should you be required to make monthly cash payments for redemption of the debenture rather than through the issuance of shares.

In response to the Staff’s comment and as discussed with Mr. Fuller, Saflink will amend the Form 10-Q under the section titled “Liquidity and Capital Resources” to address each point raised by the Staff.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA Piper US LLP

/s/ Michael Hutchings

Michael Hutchings

cc:	Hugh Fuller, Attorney, Securities and Exchange Commission

Steven M. Oyer, Interim Chief Executive Officer, Saflink Corporation

Jon C. Engman, Chief Financial Officer, Saflink Corporation